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14046293

SEC
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FEB 26 2014
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SEC FILE NUMBER
8 – 66448

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2013 AND ENDING DECEMBER 31, 2013

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: | OFFICIAL USE ONLY

R C G, LLC | FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

885 THIRD AVENUE – 25TH FLOOR

| NEW YORK, | NEW YORK | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES G. TURINO, President | (212) –508 - 7110
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 | New York | NY | 10038

X Certified Public Accountant

## FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.** SEC 1410 (06-02)

3/12/14

# OATH OR AFFIRMATION

I, *Gregory Bedrosian*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *RCG, LLC as of Dec 31, 2013*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

x [signature]
Signature

CEO & Managing Partner
Title

x Geraldine Edwards 2/10/14
Notary Public

GERALDINE EDWARDS
Notary Public - State of New York
NO. 01ED6265320
Qualified in Bronx County
My Commission Expires 7/9/16

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# RCG, LLC
## STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

# RCG, LLC
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2013

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 239,766 |
| Accounts receivable | | 99,068 |
| Due from Parent | | 186,952 |
| Total assets | $ | 525,786 |
| | | |
| **LIABILITIES AND MEMBER'S CAPITAL** | | |
| **Liabilities:** | | |
| Accounts payable and accrued expenses | $ | 15,515 |
| Total liabilities | | 15,515 |
| | | |
| **Commitments and Contingencies** (Note 3) | | |
| | | |
| **Capital** (Note 4) | | 510,271 |
| | | |
| Total liabilities and capital | $ | 525,786 |

*The accompanying notes are an integral part of this statement.*

## RCG, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

**Note 1- Nature of Business**

RCG, LLC (The "Company"), a Limited Liability Company, a wholly owned subsidiary of Redwood Capital Group , LLC (the "Parent") is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides strategic advisory services to technology, communications and media companies. Its primary services are private placement offerings and mergers and acquisitions.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

**Note 2- Summary of Significant Accounting Policies**

*a)* ***Revenue Recognition***
Revenues and expenses related to advisory fee income are recorded as earned and incurred, respectively. Some contracts require retainer fees which are non-refundable and which cover most of the services that the Company already has performed or will perform in the immediate future. These fees are recognized when billed.

*b)* ***Cash and Cash Equivalents***
The Company considers money market funds to be cash. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. For money market funds, no insurance is provided.

*c)* ***Income Taxes***
Income taxes are not payable by, or provided for, the Company, since the Company is a Single Member Limited Liability Company. The accompanying financial statements have been adjusted to provide for unincorporated business tax based upon Company income, if applicable.

*d)* ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

## Note 2- Summary of Significant Accounting Policies (continued)

*e)* ***Subsequent Events***
The Company has evaluated events and transactions that occurred between December 31, 2013 and February 7, 2014, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

## Note 3- Related Party

The Company shares employee, office space, administrative and occupancy expenses with the Parent. The Company recognizes its shares of expenses by a formula determined by the Parent. For the year ended December 31, 2013, the Parent allocated $4,215,973 of such expenses to the Company.

## Note 4- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2013, the Company's net capital of $224,251 was $219,251 in excess of its required net capital of $5,000. The Company's net capital ratio was 6.92%.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
RCG, LLC
885 Third Avenue – 25th Floor
New York, NY 10022

**Report on the Financial Statements**

We have audited the accompanying statement of financial condition of RCG, LLC (the Company) as of December 31, 2013.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

***Auditor's Responsibility***

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RCG, LLC, as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 7, 2014

# RGC, LLC

## Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

### For the year ended December 31, 2013

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Members of
RCG, LLC
885 Third Avenue - 25th floor
New York, NY 10022

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by RCG, LLC ("Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC., solely to assist you in evaluating the Company's compliance with Rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;
2- Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, with the amounts reported in the General Assessment Reconciliation (amended Form SIPC-7) for the year ended December 31, 2013, noting no exceptions;
3- Compared any adjustments reported in amended Form SIPC-7 with supporting schedules and working papers, noting no exceptions;
4- Proved the arithmetical accuracy of the calculations reflected in amended Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no exceptions; and
5- Compared the amount of any overpayment applied with the amended Form SIPC-7 on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP (NY)
February 7, 2014

## RCG, LLC

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
For the year ended December 31, 2013

**Determination of SIPC Net Operating Revenues:**

| | | |
|---|---|---|
| Total Revenues (FOCUS line 12/ Part IIA line 9) | $ | 3,766,710 |
| Additions | | - |
| Deductions | | (124,429) |
| SIPC Net Operating Revenues | $ | 3,642,281 |

**Determination of General Assessment:**

| | | |
|---|---|---|
| SIPC Net Operating Revenues: | $ | 3,642,281 |
| General Assessment @ .0025 | | 9,106 |

**Assessment Remittance:**

| | | |
|---|---|---|
| Less: Payment made with Form SIPC-7 in July, 2013 | | (7,498) |
| Assessment Balance Due | $ | 1,608 |

**Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the year ended December 31, 2013:**

| | | |
|---|---|---|
| SIPC Net Operating Revenues as computed by the Company on amended Form SIPC-7 | $ | 3,642,281 |
| SIPC Net Operating Revenues as computed above | | 3,642,281 |
| Difference | $ | - |